UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

KEURIG DR PEPPER INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

49271V100

(CUSIP Number)

Carol J. Ward, Office of the Corporate Secretary,

Mondelēz International, Inc.

Three Parkway North

Deerfield, IL 60015

Tel. No.: 1 (847) 943-4000

and

Sarah Jones

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Tel. No.: 1 (212) 878-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49271V100

1	NAME OF REPORTING PERSON Mondelēz International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 191,631,181
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 191,631,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,631,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Mondelēz International Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 191,631,181
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 191,631,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,631,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON CO

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to Common Stock, $0.01 par value per share (the “Shares”) of Keurig Dr Pepper, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 53 South Avenue, Burlington, Massachusetts 01803.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement included as Schedule A hereto, by Mondelēz International, Inc. (“Mondelēz International”) and Mondelēz International Holdings LLC (“MIH”) (collectively, the “Reporting Person”). Mondelēz International is the indirect ultimate parent of MIH, which directly holds the Shares.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the Reporting Person is set forth on Schedule B hereto, and is incorporated by reference.

The principal business address of the Reporting Person is Three Parkway North, Deerfield, Illinois 60015.

The principal business of the Reporting Person is manufacturing and marketing primarily snack food products, including biscuits, chocolate, gum & candy and various cheese & grocery products, as well as powdered beverage products.

During the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the persons listed on Schedule B attached hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 9, 2018, pursuant to an Agreement and Plan of Merger, dated as of January 29, 2018 (the “Merger Agreement”), by and among Maple Parent Holdings Corp. (“Maple Parent”), Dr Pepper Snapple Group, Inc. (“DPSG”) and Salt Merger Sub, Inc. (“Merger Sub”), Merger Sub, a direct wholly owned subsidiary of DPSG, merged with and into Maple Parent, with Maple Parent surviving the Merger as a wholly owned Subsidiary of DPSG (the “Merger”).

At the effective time of the Merger, each share of common stock, $0.01 par value, of Maple Parent was converted into the right to receive a number of fully paid and nonassessable shares of DPSG common stock, and the combined company was renamed Keurig Dr Pepper Inc. As a result of the Merger, MIH’s 24.24% ownership interest in Maple Parent, inclusive of MIH’s loan receivable, has been exchanged for a 13.8% equity interest in the Issuer, which represents 191,631,181 shares. The Reporting Person did not invest new capital in the Issuer in connection with the transaction.

Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Investor Rights Agreement

In connection with the Merger, MIH entered into an agreement that governs the Reporting Person’s rights and obligations as an investor in the Issuer (the “Investor Rights Agreement”). The Investor Rights Agreement provides for customary registration rights in favor of MIH and MIH has agreed not to sell or otherwise dispose of its shares in the Issuer for a period of six months following the closing. The Reporting Person also has the right to nominate two directors to the Issuer’s board following the closing of the transaction. If the Reporting Person’s equity interest declines to less than 8%, the Reporting Person has the right to nominate one director to the Issuer’s board. If the Reporting Person’s interest declines to less than 5%, the Reporting Person does not have the right to appoint a director.

Plans

The Reporting Person purchased the Shares for investment purposes. Subject to the terms of the Investor Rights Agreement, the Reporting Person intends to review its investment in the Issuer on a continuing basis and may, from time to time, depending on various factors, including the Issuer’s financial position and strategic direction, the price of the Shares, laws and regulations applicable to the Issuer and its industry, and general economic and industry conditions, take such actions with respect to its investment in the Issuer as the Reporting Person deems appropriate at the time, including changing its intentions with respect to matters required to be disclosed in this Schedule 13D. The Reporting Person may (i) acquire or dispose of Shares or other securities of the Issuer, including derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) nominate or recommend candidates to serve on the Issuer’s board of directors; (iii) enter into or amend agreements with respect to voting, holding or disposing of Securities; (iv) engage in discussions with management, the board of directors, other stockholders and other relevant parties about, or take other actions concerning, corporate transactions or the Issuer’s business, strategy, plans, prospects, structure, board composition, management, capitalization, dividend policy or corporate documents; or (v) propose or consider any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person is deemed to be the beneficial owner of 191,631,181 shares, constituting 13.8% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote or direct the vote, and dispose or direct the disposition, of 191,631,181 shares of Common Stock.

(c) Other than the acquisition of the shares of Common Stock in the Merger as reported in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) To the Reporting Person’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned directly by the Reporting Person, other than the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Investor Rights Agreement by and among Keurig Dr Pepper Inc., Maple Holdings B.V. and Mondelēz International Holdings LLC, dated July 9, 2018 (incorporated by reference to Exhibit 10.1 to Mondelēz International’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 10, 2018).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2018

Mondelēz International, Inc.

By: /s/ Carol J. Ward
Name: Carol J. Ward
Title: Vice President & Corporate Secretary

Mondelēz International Holdings LLC

By: /s/ Carol J. Ward
Name: Carol J. Ward
Title: Vice President & Corporate Secretary

Schedule A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock of Keurig Dr Pepper, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Mondelēz International, Inc.

By: /s/ Carol J. Ward
Name: Carol J. Ward
Title: Vice President & Corporate Secretary

Mondelēz International Holdings LLC

By: /s/ Carol J. Ward
Name: Carol J. Ward
Title: Vice President & Corporate Secretary

Schedule B

Mondelēz International, Inc.

Name	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)	Citizenship
Lewis W.K. Booth	Director		USA/UK
Charles E. Bunch	Director		USA
Debra A. Crew	Director		USA
Lois D. Juliber	Director		USA
Mark D. Ketchum	Director		USA
Peter W. May	Director	President and Founding Partner of Trian Fund Management, L.P.	USA
Jorge S. Mesquita	Director	Executive Vice President Worldwide Chairman, Consumer Johnson & Johnson	USA/Portugal
Joseph Neubauer	Director		USA
Fredric G. Reynolds	Director		USA
Christiana S. Shi	Director		USA
Patrick T. Siewert	Director	Managing Director of The Carlyle Group	Hong Kong
Jean-François M. L. van Boxmeer	Director	Chairman of the Executive Board and Chief Executive Officer of Heineken N.V.	Belgium
Dirk Van de Put	Director, Chairman & and Chief Executive Officer		USA/Belgium
Paulette R. Alviti	Executive Vice President, Global Human Resources Officer		USA
Maurizio Brusadelli	Executive Vice President, President AMEA		Italy
Timothy P. Cofer	Executive Vice President and Chief Growth Officer		USA
Brian T. Gladden	Executive Vice President and Chief Financial Officer		USA
Robin S. Hargrove	Executive Vice President, Research, Development, Quality & Innovation		UK
Alejandro Lorenzo	Executive Vice President and President, Latin America		Argentina
Daniel P. Myers	Executive Vice President, Integrated Supply Chain		USA
Gerhard W. Pleuhs	Executive Vice President and General Counsel		USA/Germany
Henry Glendon Walter IV	Executive Vice President, President North America		USA
Hubert Weber	Executive Vice President and President, Europe		Germany

Mondelēz International Holdings LLC
Name	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)	Citizenship
Philip D. Gregorcy	Manager	Vice President Tax, Global Finance Corporate Tax	USA
Geraldine Llewellyn	Manager and Assistant Secretary	Chief Counsel Global Law	UK
Carol J. Ward	Manager and Vice President and Corporate Secretary		USA